Exhibit 99.1
10 June 2022

Tremor International Ltd
("Tremor" or the "Company")

Director Dealings - Correction

Tremor International Ltd. announces a correction to the 'Director/PDMR Shareholding' announcement released on 10 June 2022 under RNS Number: 5190O. The trades executed on 18 April 2022 and 19 April 2022 were previously reported in the ‘Director/PDMR Shareholding’ announcement released on 20 April 2022. Both trades have therefore been removed, and the amended announcement appears below in full.

Director Dealings Pursuant to Previously Established Non-Discretionary
Plans to Trade Under Rule 10b-5

Tremor International Ltd. (AIM/NASDAQ: TRMR) ("Tremor" or the "Company"), a global leader in Video, Data and Connected TV ("CTV") advertising offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, announces that, Ofer Druker, Chief Executive Officer, has sold shares (the “Share Sale”) of NIS0.01 each in the capital of the Company ("Ordinary Shares") in order to cover the tax obligations triggered by the vesting of PSUs announced on 20 April 2022. Full details of the Share Sale are detailed in the table below.

The Ordinary Shares were sold on the NASDAQ Global Market in order to cover part of the tax obligations of the Chief Executive Officer pursuant to previously established non-discretionary plans to trade in the Company's Ordinary Shares in accordance with the terms of Rule 10b5-1 promulgated under the U.S. Securities Exchange Act of 1934, as amended.

Director	Position	Ordinary Shares Sold	Share Sale Price	Resultant Holding	% of total voting rights
Ofer Druker	Chief Executive Officer	17,156	$5.92	3,440,295	2.25%

For further information or enquiries please contact:

Tremor International Ltd Billy Eckert, Investor Relations Director	ir@tremorinternational.com
KCSA (US Investor Relations) Adam Holdsworth	aholdsworth@kcsa.com
Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230
finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Dicky Chambers (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit: https://www.tremorinternational.com/

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ofer Druker
2.	Reason for the Notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s) Volume(s) $5.92 17,156
d)	Aggregated information: • Aggregated volume • Price	17,156 Ordinary Shares 101,563.52
e)	Date of the transaction	3 May 2022
f)	Place of the transaction	NASDAQ Global Market